Mail Stop 4561

April 14, 2009

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tyron Street
Charlotte, N. C. 28255

      RE: **Bank of America Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              Current Report on Form 8-K/A Filed March 3, 2009
              File No. 001-06523

Dear Mr. Price,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Events, page 16

1.   We note your narrative summarizing the assets covered under the loss sharing
        agreement. In order to give the reader a better understanding of the risk level of
        the covered assets, please address the following in future filings:

        •   Consider revising your disclosure to discuss the quality of the covered assets.
            For example, quantify the amount of impaired or nonperforming loans, the
            amount of subprime or Alt-A loans, and the amount of below investment
            grade securities, etc.; and
        •   To the extent possible, consider revising your various discussions of asset
            quality, investment portfolios, etc. to provide quantification of the amount of
            covered assets included in such presentations. For example, in footnote 4 on
            page 127, you provide various disclosures about your derivative portfolio. To
            the extent that certain of your derivatives are covered assets under the loss
            sharing agreement, quantify the amount of such covered assets. Similarly, in
            footnote 5 on page 129 you provide various disclosures about your investment
            portfolio. To the extent that certain of your investments in unrealized loss
            positions are covered assets, quantify the amount of those assets.

Table 5. Five-Year Summary of Selected Financial Data, page 22

2.   In future filings, please consider revising your table to include net income
        available to common shareholders.

Supplemental Financial Data

Operating Basis Presentation, page 23

3.   We note your Non-GAAP presentations and the corresponding adjustments
        (Table 6, page 24) in arriving at an operating basis (e.g. operating earnings,
        operating efficiency ratio, operating return on equity, etc.). We also note that
        there has been a recurring pattern of merger and restructuring charges (i.e. for the
        last five years), and would anticipate such charges recurring again in 2009 as a
        result of the Merrill Lynch acquisition. Considering the recurrence of the
        charges, it is not clear how you have determined they are nonrecurring items.
        Further, we do not see where you have provided sufficient disclosure to

substantiate why the non-GAAP measures are useful to investors. Please revise your future filings to remove all such references to the aforementioned Non-GAAP measures. We refer you to Regulation 10(e) of Regulation S-K and the related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance (particularly question #9).

Notes to Consolidated Financial Statements

Note 8 - Securitizations

Credit Card Securitizations, page 136

4.   We note you entered into a liquidity support agreement in the second half of 2008 related to your commercial paper program, and if certain criteria are met, the commercial paper maturity dates can be extended. To help us better understand your liquidity commitment, please address the following:

   - Explain in detail each of the criteria that would trigger the extension of the commercial paper maturity dates; and
   - Tell us how you considered whether such actions would affect the entity's status as a QSPE under SFAS 140.

Note 9 - Variable Interest Entities

Multi-Seller Conduits, page 139

5.   We note that during 2008, CDO investments in one of your unconsolidated conduits were downgraded or threatened with a downgrade, which resulted in your funding of these investments in a transaction that was accounted for as a secured borrowing. Further, we note the Corporation will be reimbursed for any realized losses on these investments up to the amount of capital notes issued by the conduit. Please tell us and revise your future filings to provide the following additional information:

   - Explain in more detail how these investments were "funded" and why the related transaction was accounted for as a secured borrowing (cite the specific authoritative literature you used to support your accounting treatment);
   - Quantify the amount of investments downgraded, amounts threatened to be downgraded, and amounts funded at December 31, 2008 (also provide this information through March 31, 2009, if available);
   - Quantify the amount of capital notes issued by the conduit;
   - Quantify your maximum exposure to loss; and

- Explain how you considered whether the agreement to be reimbursed for losses up to the amount of capital notes issued by the conduit was a reconsideration event under paragraph 15 of FIN 46-R and tell us how this impacted your determination of whether the Corporation is the primary beneficiary of the VIE.

Note 10 - Goodwill and Intangible Assets, page 142

6.   We note that both your annual impairment test (as of June 30, 2008) and your additional testing at year-end resulted in no goodwill impairment. Please provide us with additional details regarding your tests performed (at both June 30, 2008 and December 31, 2008):

- Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
- Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value (for example, your disclosure indicates the Corporation evaluated the fair value of its reporting units using a combination of the market and income approach, using a range of valuations to determine the fair value of each reporting unit. Explain this process in more detail);
- Your disclosure indicates that in performing the updated goodwill impairment analysis, the Mortgage, Home Equity and Insurance Services business failed the first step analysis and therefore the second step analysis was performed. Further, you indicate that although not required, you also performed the second step analysis for the Card Services business. Discuss any second step analyses you performed in more detail, including how you considered the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;
- For those reporting units that required second step testing, tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained; and
- Tell us whether management performed any "reasonableness" test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

7.   In light of our comment above, provide us with (in tabular format) and disclose in future filings (e.g. within your goodwill and intangible assets section of MD&A on page 90), the following:

- For each reporting unit, provide a list of the significant assumptions used in your impairment testing for each respective period that testing was performed (i.e. annual and additional periods when applicable);
- Provide sensitivity analysis surrounding each of the assumptions; and
- Identify specifically (quantitatively and qualitatively based on the assumptions that you have used) at what point impairment of goodwill would be required.

Note 14 - Shareholders' Equity and Earnings Per Common Share

Preferred Stock, page 163

8.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

- How you determined the fair value of the preferred stock and the common stock warrants;
- The market rate (discount rate) used when deriving the fair value of the preferred stock;
- The methodology and assumptions used to calculate the fair value of the common stock warrants; and
- The method used to amortize the discount on the preferred stock.

Form 8-K/A filed March 3, 2009

Pro Forma Statements of Income, page 3

9.   We note adjustment K was made primarily to record the accretion of historical Merrill Lynch fair value decreases recorded in OCI on available-for-sale investment securities, which increased interest income by approximately $1.4 billion for the year ended December 31, 2008. Please address the following:

- Explain in greater detail why this adjustment was made;
- Explain why it was not included in the pro forma adjustments made in your Form S-4/A filed on October 29, 2008; and
- Explain how this adjustment is consistent Article 11 of Regulation S-X (i.e. directly attributable, factually supportable, and expected to have a continuing impact).

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Accounting Branch Chief